Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

(UNAUDITED)

	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
Pre-tax income from operations before adjustments for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees	$152,037	$152,297	$209,424	$247,036	$198,694	$60,974	$55,551
Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	99,543	84,472	81,232	83,759	84,954	21,048	20,616
Capitalized interest	427	767	304	153	242	10	227
Rentals:
Buildings—33%(A)	38,644	39,033	39,070	40,973	40,815	10,017	10,412
Office and other equipment—33%(A)	9,309	12,038	15,010	14,577	13,513	3,518	3,324
Total fixed charges	$147,922	$136,310	$135,616	$139,462	$139,524	$34,593	$34,579
Pre-tax income from operations before adjustment for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$299,532	$287,840	$344,736	$386,345	$337,976	$95,557	$89,903
Ratio of earnings to fixed charges	2.02	2.11	2.54	2.77	2.42	2.76	2.60

(A)                              The Company uses 33% to estimate the interest on its rentals. This percentage is a reasonable approximation of the interest factor.